

Samuel P. · 3rd in   H|Y|Y|H **HYYH Trading Co.**

Business Development Director, North America at HYYH
Trading Co.

New York, New York, United States · 337 connections ·

Contact info

Experience



Business Development Director, North America EQUO International
HYYH Trading Co.
May 2020 – Present · 11 mos
Americas



US Retail Operations Manager
A Bathing Ape® | USAPE LLC · Full-time
Mar 2019 – Apr 2020 · 1 yr 2 mos
United States

Responsible for the recruitment, training, management, and oversight of all 4 US retail store
staff located in NY, LA (Bape and AAPE), Miami, and all related office administrative staff

Implemented and upgraded retail staff protocols through partnering with the parer ...see more



Stadium Goods
3 yrs 4 mos

VP Retail Operations
Full-time
Feb 2018 – Nov 2018 · 10 mos
New York, New York

Responsible for full oversight of all retail, sales, stock, and consignment operations and functions. Includes all execution of media and marketing requiring any retail support.

Successfully implemented all inaugural policies and procedures, creating the founc ...see more

Director Retail Operations
Full-time
Aug 2015 – Feb 2018 · 2 yrs 7 mos
Greater New York City Area

Successfully implemented all inaugural policies and procedures, creating the foundation to support the company's future growth efforts as a founding member

Established all human resources related policies while also executing all hiring and ...see more

J.Crew
9 yrs 10 mos

Operations Manager
Full-time
Jun 2015 – Aug 2015 · 3 mos

Responsible for the store's operational tasks including scheduling, forecasting and managing payroll, supporting all back of house initiatives, and ensuring compliance with all company policies and directives.

...see more

Operations Manager/HR Manager
Full-time
Jul 2014 – Jun 2015 · 1 yr

Columbus Circle Men's Shop
Responsible for the store's operational tasks including scheduling, forecasting and managing payroll, supporting all back of house initiatives, and ensuring compliance with all company policies and directives.

...see more

Show 4 more roles ⌄

Account Executive/Stock Broker
Harrison Securities Inc · Full-time
Sep 2001 – Oct 2002 · 1 yr 2 mos
Port Washington, LI

FINRA Registered
Series 7

Series 63

Show 1 more experience ⌄

Skills & endorsements

Customer Service · 6

 Endorsed by **2 of Samuel's colleagues at J.Crew**

Management · 6

Sophia Tran-Vu and 5 connections have given endorsements for this skill

Sales · 6

Sophia Tran-Vu and 5 connections have given endorsements for this skill

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